BlackRock Funds II: BlackRock GNMA Portfolio


77D (g)
Policies with respect to security investments

Effective March 19, 2013, the Fund's principal investment strategies were changed as follows:

Under normal circumstances, the Fund invests at least 80% of its assets in Government National Mortgage Association
("GNMA") securities. The Fund invests primarily in securities issued by the GNMA as well as other U.S.
Government securities.

Securities purchased by the Fund are rated in the highest rating category (AAA or Aaa) at the time of purchase by at least one major rating agency or are determined by the Fund management team to be of similar quality. Split rated bonds will be considered to have the higher credit rating. Split rated bonds are bonds that receive different ratings from two or more rating agencies.

The Fund measures its performance against the Barclays
GNMA MBS Index (the benchmark). Under normal circumstances, the Fund seeks to maintain an average portfolio duration that is within 1 year of the duration of the benchmark.

The Fund also makes investments in residential and commercial mortgage-backed securities and other asset-backed securities.

The Fund may buy or sell options or futures on a security or an index of securities, or enter into credit default swaps and interest rate transactions, including swaps
(collectively, commonly known as derivatives). The Fund may seek to obtain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as reverse repurchase agreements or dollar rolls).

The Fund may engage in active and frequent trading of portfolio securities to achieve its primary investment strategies.




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